CUSIP No. 091727107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________
SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 8 - Final Amendment)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727107 (for American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Eric Chan

CITIC Capital Holdings Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HARVEST OCEAN (CAYMAN) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,030,248
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,030,248
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 73,761,089 ordinary shares outstanding as of June 30, 2020 as reported on Form 6K of the Issuer, filed on August 25, 2020.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCP III GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,030,248
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,030,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 73,761,089 ordinary shares outstanding as of June 30, 2020 as reported on Form 6K of the Issuer, filed on August 25, 2020.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCIP III GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,030,248
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,030,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 73,761,089 ordinary shares outstanding as of June 30, 2020 as reported on Form 6K of the Issuer, filed on August 25, 2020.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,030,248
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,030,248
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 73,761,089 ordinary shares outstanding as of June 30, 2020 as reported on Form 6K of the Issuer, filed on August 25, 2020.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,030,248
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,030,248
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 73,761,089 ordinary shares outstanding as of June 30, 2020 as reported on Form 6K of the Issuer, filed on August 25, 2020.

CUSIP No. 091727107

Explanatory Note:

This Amendment No. 8 to Schedule 13D (the “Amendment”) is being filed jointly by (i) Harvest Ocean (Cayman) Limited, a company organized under the laws of the Cayman Islands (“Harvest Ocean”), (ii) CCP III GP Ltd., a company organized under the laws of the Cayman Islands (“CCP III GP”), (iii) CCIP III GP Ltd., a company organized under the laws of the Cayman Islands (“CCIP III GP”), (iv) CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”), and (v) CITIC Capital Holdings Limited, a company organized under the laws of Hong Kong (“CCHL,” together with Harvest Ocean, CCP III GP, CCIP III GP and CCPL, the “Reporting Persons”).

This Amendment amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2016, as amended and supplemented by Amendment No. 1, filed on November 21, 2016, as amended and supplemented by Amendment No. 2, filed on December 23, 2016, as amended and supplemented by Amendment No. 3, filed on December 30, 2016, as amended and supplemented by Amendment No. 4 filed on April 25, 2017, as amended and supplemented by Amendment No. 5 filed on August 25, 2017, as amended and supplemented by Amendment No. 6 filed on June 4, 2018 and as amended and supplemented by Amendment No. 7 filed on July 10, 2020 (as so amended, the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.00004 per share (the “Ordinary Shares”), including Ordinary Shares represented by ADSs (each representing one Ordinary Share), of Bitauto Holdings Limited (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

As set forth below, as a result of the transactions described herein, on September 28, 2020 each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Ordinary Shares. The filing of this Amendment No. 8 represents the final amendment to the Original Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)		Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
Harvest Ocean	3,030,248		4.1%	3,030,248	0	3,030,248	0
CCP III GP	3,030,248	(3)	4.1%	0	3,030,248	0	3,030,248
CCIP III GP	3,030,248	(3)	4.1%	0	3,030,248	0	3,030,248
CCPL	3,030,248	(3)	4.1%	3,030,248	0	3,030,248	0
CCHL	3,030,248	(3)	4.1%	3,030,248	0	3,030,248	0

CUSIP No. 091727107

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Percentage calculated based on the total number of 73,761,089 ordinary shares outstanding as of June 30, 2020 as reported on Form 6K of the Issuer, filed on August 25, 2020.

(3)	Represents 3,030,248 ADSs, representing 3,030,248 Ordinary Shares, beneficially owned by Harvest Ocean.

Each of CCPL and CCHL may be deemed to beneficially own the ADSs or Ordinary Shares beneficially owned by Harvest Ocean, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares or ADSs which are beneficially owned by any of the persons named in response to Item 2.

(c)       Harvest Ocean sold an aggregate of 840,095 ADSs through open market sales between July 10 (exclusive), the most recent filing of Schedule 13D by the Reporting Persons with respect to the Ordinary Shares, and October 5, 2020 (inclusive).

Settlement Date	Amount of ADSs Sold	Average Price Per ADS
9/28/2020	234,110	15.7500
9/29/2020	9,410	15.7500
9/30/2020	145,000	15.7669
10/1/2020	135,000	15.7811
10/2/2020	116,575	15.8023
10/5/2020	200,000	15.7845

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)       The Reporting Persons ceased to be the beneficial owners of more than five percent of the Ordinary Shares on September 28, 2020. The filing of this Amendment No. 8 represents the final amendment to the Original Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

CUSIP No. 091727107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2020

HARVEST OCEAN (CAYMAN) LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP III GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCIP III GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Zhang Yichen
	Name:	Zhang Yichen
	Title:	Director